SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                              (AMENDMENT NO. 8)(1)

                            FORWARD INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    34986210
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                  ROBERT ELLIN
                              C/O TRINAD CAPITAL LP
                          153 EAST 53RD ST., 48TH FLOOR
                               NEW YORK, NY 10022
                                 (212) 521-5180
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                                  APRIL 5, 2002
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. |_|

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

--------
              (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

              The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

------------------------                              --------------------------
  CUSIP NO. 34986210                  13D
------------------------                              --------------------------

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          ROBERT S. ELLIN
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                        (b)  X
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS *  N/A

--------- ----------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2 (e)
                                                                           |_|
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION  DELAWARE

--------- ----------------------------------------------------------------------
       NUMBER OF          7    SOLE VOTING POWER                         2,500
        SHARES           ----- -------------------------------------------------
     BENEFICIALLY
       OWNED BY           8    SHARED VOTING POWER                     214,600
         EACH            ----- -------------------------------------------------
       REPORTING
      PERSON WITH         9    SOLE DISPOSITIVE POWER                    2,500
                         ----- -------------------------------------------------
                          10   SHARED DISPOSITIVE POWER                214,600
------------------------ ----- -------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       217,100
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   |_|
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11            3.50% (1)

--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                                    IN

--------- ----------------------------------------------------------------------

(1) ON THE BASIS OF 6,210,641 SHARES OF COMMON STOCK REPORTED BY THE COMPANY TO BE ISSUED AND OUTSTANDING AS OF JULY 21, 2004 IN THE COMPANY'S LATEST QUARTERLY REPORT ON FORM 10-QSB, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 21, 2004.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                              --------------------------
  CUSIP NO. 34986210                  13D
------------------------                              --------------------------

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          ROBERT S. ELLIN FAMILY 1997 TRUST
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                        (b)  X
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS *  N/A

--------- ----------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2 (e)
                                                                           |_|
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION  UNITED STATES

--------- ----------------------------------------------------------------------
       NUMBER OF          7    SOLE VOTING POWER                         2,000
        SHARES           ----- -------------------------------------------------
     BENEFICIALLY
       OWNED BY           8    SHARED VOTING POWER                       2,000
         EACH            ----- -------------------------------------------------
       REPORTING
      PERSON WITH         9    SOLE DISPOSITIVE POWER                    2,000
                         ----- -------------------------------------------------
                          10   SHARED DISPOSITIVE POWER                  2,000
------------------------ ----- -------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                         2,000
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   |_|
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11            0.03% (1)

--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                                    OO

--------- ----------------------------------------------------------------------

(1) ON THE BASIS OF 6,210,641 SHARES OF COMMON STOCK REPORTED BY THE COMPANY TO BE ISSUED AND OUTSTANDING AS OF JULY 21, 2004 IN THE COMPANY'S LATEST QUARTERLY REPORT ON FORM 10-QSB, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 21, 2004.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                              --------------------------
  CUSIP NO. 34986210                  13D
------------------------                              --------------------------

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          ATLANTIS EQUITIES, INC.    113080809
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                        (b)  X
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS *  N/A

--------- ----------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2 (e)
                                                                           |_|
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION  UNITED STATES

--------- ----------------------------------------------------------------------
       NUMBER OF          7    SOLE VOTING POWER                         0
        SHARES           ----- -------------------------------------------------
     BENEFICIALLY
       OWNED BY           8    SHARED VOTING POWER                       0
         EACH            ----- -------------------------------------------------
       REPORTING
      PERSON WITH         9    SOLE DISPOSITIVE POWER                    0
                         ----- -------------------------------------------------
                          10   SHARED DISPOSITIVE POWER                  0
------------------------ ----- -------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                         0
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   |_|
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11            0.00% (1)

--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                                    CO

--------- ----------------------------------------------------------------------

(1) ON THE BASIS OF 6,210,641 SHARES OF COMMON STOCK REPORTED BY THE COMPANY TO BE ISSUED AND OUTSTANDING AS OF JULY 21, 2004 IN THE COMPANY'S LATEST QUARTERLY REPORT ON FORM 10-QSB, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 21, 2004.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                              --------------------------
  CUSIP NO. 34986210                  13D
------------------------                              --------------------------

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          ROBERT ELLIN PROFIT SHARING PLAN
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                        (b)  X
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS *  N/A

--------- ----------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2 (e)
                                                                           |_|
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION  UNITED STATES

--------- ----------------------------------------------------------------------
       NUMBER OF          7    SOLE VOTING POWER                           0
        SHARES           ----- -------------------------------------------------
     BENEFICIALLY
       OWNED BY           8    SHARED VOTING POWER                   214,600
         EACH            ----- -------------------------------------------------
       REPORTING
      PERSON WITH         9    SOLE DISPOSITIVE POWER                      0
                         ----- -------------------------------------------------
                          10   SHARED DISPOSITIVE POWER              214,600
------------------------ ----- -------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                     214,600
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   |_|
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11            3.46% (1)

--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                                    CO

--------- ----------------------------------------------------------------------

(1) ON THE BASIS OF 6,210,641 SHARES OF COMMON STOCK REPORTED BY THE COMPANY TO BE ISSUED AND OUTSTANDING AS OF JULY 21, 2004 IN THE COMPANY'S LATEST QUARTERLY REPORT ON FORM 10-QSB, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 21, 2004.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                              --------------------------
  CUSIP NO. 34986210                  13D
------------------------                              --------------------------

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          NANCY J. ELLIN
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                        (b)  X
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS *  N/A

--------- ----------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2 (e)
                                                                           |_|
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION  UNITED STATES

--------- ----------------------------------------------------------------------
       NUMBER OF          7    SOLE VOTING POWER                      39,450
        SHARES           ----- -------------------------------------------------
     BENEFICIALLY
       OWNED BY           8    SHARED VOTING POWER                         0
         EACH            ----- -------------------------------------------------
       REPORTING
      PERSON WITH         9    SOLE DISPOSITIVE POWER                 39,450
                         ----- -------------------------------------------------
                          10   SHARED DISPOSITIVE POWER                    0
------------------------ ----- -------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      39,450
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   |_|
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11            0.64% (1)

--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                                    CO

--------- ----------------------------------------------------------------------

(1) ON THE BASIS OF 6,210,641 SHARES OF COMMON STOCK REPORTED BY THE COMPANY TO BE ISSUED AND OUTSTANDING AS OF JULY 21, 2004 IN THE COMPANY'S LATEST QUARTERLY REPORT ON FORM 10-QSB, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 21, 2004.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INTRODUCTORY STATEMENT

This Amendment No. 8 to Schedule 13D (this "Amendment"), amends the Schedule 13D filed in September 1998 (the "Schedule 13D"), as amended by Amendment No. 1 to
Schedule 13D filed in October 1998, Amendment No. 2 to Schedule 13D filed in December 1998, Amendment No. 3 to Schedule 13D filed in May 1999, Amendment No. 4 to Schedule 13D filed in September 2000, Amendment No. 5 to Schedule 13D filed in August 2001 and Amendment No. 6 to Schedule 13D, filed in December 2001, and Amendment No. 7 filed in April 2002 by Robert S. Ellin, Robert Ellin Family 1997 Trust (the "Trust"), Atlantis Equities, Inc. ("Atlantis"), Robert Ellin Profit Sharing Plan (the "Plan") and Nancy J. Ellin (collectively, the "Reporting Persons"). This Amendment relates to the common stock, par value $0.01 per share (the "Common Stock"), of Forward Industries, Inc., a New York corporation (the "Company"). The address of the principal executive offices of the Company is 1801 Green Road, E. Pompano Beach, Florida 33064. This amendment amends and restates in its entirety Item 4 and Item 5 of the Schedule 13-D. Except as provided herein, the Schedule 13-D remains in full force and effect.

The Reporting Persons believed that an Amendment No. 8 was previously filed in connection with the transactions set forth in this Amendment, but there is no evidence of such filing on the Security and Exchange Commission's website. The Reporting Persons believe that this prior amendment was erroneously filed for the wrong issuer.

ITEM 4. PURPOSE OF TRANSACTION

On each of the following dates and at the following prices per share the Reporting Persons made sales of Common Stock on the open market:


ROBERT ELLIN FAMILY 1997 TRUST


DATE             NUMBER OF SHARES SOLD                     PRICE PER SHARE
03/01/04         400                                       2.232
03/01/04         2,000                                     2.239
03/02/04         6,500                                     2.232
03/02/04         500                                       2.242
04/21/04         400                                       2.283
04/21/04         100                                       2.233
04/21/04         100                                       2.161
09/14/04         10,000                                    2.150
09/14/04         5,000                                     2.155
09/14/04         2,500                                     2.160
09/20/04         3,400                                     2.094
09/21/04         200                                       1.900
09/24/04         300                                       2.026
09/27/04         4,100                                     2.152

ATLANTIS EQUITIES, INC.

DATE             NUMBER OF SHARES SOLD                     PRICE PER SHARE

2/25/02          100                                       0.95
2/27/02          800                                       0.92
2/27/02          1,000                                     0.96
2/27/02          2,200                                     0.93
2/27/02          3,000                                     0.93
2/28/02          100                                       0.93
2/28/02          1,000                                     0.93
2/28/02          1,000                                     0.94
2/28/02          1,000                                     0.94

03/01/02         100                                       0.97
03/01/02         3,000                                     0.93
03/05/02         800                                       0.93
03/05/02         1,000                                     0.90
03/11/02         1,500                                     0.94
03/11/02         3,000                                     0.94
03/12/02         500                                       0.94
03/12/02         500                                       0.92
03/12/02         500                                       0.93
03/12/02         500                                       0.91
03/12/02         1,000                                     0.91
03/12/02         3,000                                     0.91
03/15/02         1,500                                     0.91
03/18/02         2,000                                     0.98
03/18/02         3,000                                     0.98
03/19/02         100                                       0.93
03/19/02         400                                       0.96
03/19/02         400                                       0.92
03/19/02         600                                       0.93
03/19/02         900                                       0.93
03/19/02         1,500                                     0.92
03/20/02         1,000                                     0.91
03/20/02         1,200                                     0.90
03/20/02         1,700                                     0.90
03/26/02         1,000                                     0.91
03/26/02         2,600                                     0.91
03/27/02         100                                       0.89
03/27/02         1,500                                     0.90
03/28/02         500                                       0.93
03/28/02         1,200                                     0.93
04/01/02         100                                       0.92
04/02/02         3,000                                     0.88
04/03/02         1,000                                     0.88
04/05/02         1,500                                     0.83
04/05/02         1,500                                     0.83
04/05/02         1,500                                     0.83
04/05/02         1,800                                     0.83
04/08/02         500                                       0.89
04/08/02         500                                       0.87
04/08/02         500                                       0.88
04/08/02         500                                       0.86
04/08/02         500                                       0.85
04/08/02         1,000                                     0.84
04/08/02         500                                       0.83
04/09/02         500                                       0.85
04/09/02         1,500                                     0.85
04/10/02         1,000                                     0.87
04/12/02         100                                       0.83
04/12/02         900                                       0.84
06/26/02         3,000                                     0.74
07/05/02         400                                       0.73
07/05/02         1,000                                     0.72
07/05/02         1,100                                     0.73
07/05/02         1,500                                     0.73
07/05/02         2,000                                     0.74
07/05/02         3,000                                     0.74
07/05/02         3,000                                     0.73
07/08/02         6,000                                     0.76
07/12/02         500                                       0.70
07/12/02         1,500                                     0.68
07/12/02         3,000                                     0.68
07/12/02         9,000                                     0.79
07/22/02         1,000                                     0.81
07/22/02         1,500                                     0.81
07/22/02         1,500                                     0.81
07/22/02         1,500                                     0.81
07/22/02         2,000                                     0.81
07/22/02         2,000                                     0.81

07/25/02         100                                       0.84
07/25/02         100                                       0.83
07/25/02         500                                       0.83
07/25/02         500                                       0.80
07/25/02         500                                       0.80
07/25/02         800                                       0.80
07/25/02         1,000                                     0.80
07/25/02         1,000                                     0.80
07/25/02         1,500                                     0.80
07/25/02         1,500                                     0.80
07/25/02         1,500                                     0.80
07/25/02         2,000                                     0.80
07/25/02         2,000                                     0.81
07/25/02         2,000                                     0.80
07/25/02         3,000                                     0.80
07/25/02         3,000                                     0.80
07/26/02         100                                       0.81
07/26/02         2,000                                     0.81
07/26/02         3,000                                     0.81
07/29/02         1,000                                     0.73
07/29/02         1,000                                     0.78
07/29/02         2,000                                     0.73
07/29/02         3,000                                     0.73
07/31/02         3,000                                     0.77
07/31/02         4,900                                     0.76
08/28/02         10,000                                    0.74
08/29/02         2,000                                     0.75
08/29/02         3,000                                     0.73
08/29/02         3,500                                     0.73
08/29/02         5,000                                     0.73
09/06/02         300                                       0.84
09/06/02         4,700                                     0.84
09/06/02         10,000                                    0.75
09/24/02         10,000                                    0.75
10/02/02         800                                       0.77
10/08/02         500                                       0.73
10/08/02         1,000                                     0.73
10/08/02         1,000                                     0.73
10/09/02         5,000                                     0.77

ROBERT ELLIN PROFIT SHARING PLAN

DATE             NUMBER OF SHARES SOLD                     PRICE PER SHARE

02/27/03         3,100                                     2.02
03/04/03         3,500                                     1.98
03/06/03         1,150                                     1.92
03/07/03         3,000                                     1.83
03/13/03         3,000                                     1.65
03/26/03         5,000                                     1.97
03/31/03         2,500                                     1.95
04/08/03         5,000                                     1.81
04/09/03         6,850                                     1.81
04/11/03         4,000                                     1.89
04/14/03         3,500                                     1.92
04/16/03         5,000                                     1.87
04/17/03         4,000                                     1.96
04/21/03         3,500                                     1.95
04/22/03         4,000                                     2.05
04/23/03         5,000                                     2.04
04/24/03         11,000                                    2.31
05/02/03         3,500                                     1.89
05/05/03         7,000                                     1.87
05/08/03         12,000                                    1.85
05/12/03         5,000                                     1.88
05/15/03         10,000                                    2.02
05/20/03         5,000                                     1.89
05/21/03         5,000                                     1.87

NANCY J. ELLIN

DATE             NUMBER OF SHARES SOLD                     PRICE PER SHARE

03/12/02         885                                       0.91
03/13/02         2,465                                     0.96
09/24/02         10,000                                    0.75
09/25/02         10,000                                    0.75
09/26/02         20,000                                    0.75
10/02/02         100                                       0.76
10/08/02         100                                       0.73
10/08/02         1,000                                     0.73
10/08/02         1,000                                     0.73
10/08/02         1,400                                     0.73
10/08/02         4,000                                     0.73
10/09/02         600                                       0.78
10/17/02         3,300                                     0.72
01/17/02         7,000                                     0.72
10/01/02         2,700                                     0.72
10/22/02         5,000                                     0.75
10/30/02         5,000                                     0.75
10/31/02         2,300                                     0.76
10/31/02         100                                       0.76
10/31/02         200                                       0.76
10/31/02         300                                       0.76
10/31/02         700                                       0.76
10/31/02         100                                       0.76
10/31/02         1,200                                     0.76
10/31/02         100                                       0.76
10/31/02         100                                       0.76
10/31/02         100                                       0.76
10/31/02         200                                       0.76
10/31/02         200                                       0.76
10/31/02         100                                       0.76
10/31/02         1,200                                     0.76
10/31/02         100                                       0.76


The Reporting Persons currently have no plan or proposal which relates to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Report.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b)

After taking into account the transactions set forth in Item 4 above: (i) Robert Ellin is deemed to beneficially own an aggregate of 217,100 shares of Common Stock, representing approximately 3.5% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-QSB, as filed with the Securities and Exchange Commission on July 21, 2004; (ii) The Trust is deemed to beneficially own an aggregate of 2,000 shares of Common Stock, representing approximately 0.03% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-QSB, as filed with the Securities and Exchange Commission on July 21, 2004; (iii) Atlantis is deemed to beneficially own an aggregate of 0 shares of Common Stock, representing approximately 0.0% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-QSB, as filed with the Securities and Exchange Commission on July 21, 2004; (iv) The Plan is deemed to beneficially own an aggregate of 214,600 shares of Common Stock, representing approximately 3.46% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-QSB, as filed with the Securities and Exchange Commission on July 21, 2004; and (v) Nancy Ellin is deemed to beneficially own an aggregate of 39,450 shares of

Common Stock, representing approximately 0.64% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-QSB, as filed with the Securities and Exchange Commission on July 21, 2004.

         Robert Ellin has sole power to vote and dispose of the 2,500 shares of Common Stock owned by him. Robert Ellin shares the power to vote and dispose of the 214,600 shares of Common Stock owned by the Plan. Marvin Ellin has sole power to vote and dispose of the 2,000 shares of Common Stock owned by the Trust. Nancy Ellin has sole power to vote and dispose of the 39,450 shares of Common Stock owned by her. Robert Ellin disclaims beneficial ownership of the Common Stock owned by Nancy Ellin and the Trust and this statement shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose, the beneficial owner of such securities. Nancy Ellin disclaims beneficial ownership of the Common Stock owned by Robert Ellin, the Plan and the Trust and this statement shall not be construed as an admission that she is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose, the beneficial owner of such securities.

(c)

Other than as set forth in this Amendment, the Reporting Persons and the executive officers and directors listed in Item 2 of the Schedule 13-D have not effected any transactions in the shares of the Company's equity securities within the past 60 days.

(d)

Not applicable.

(e)

After taking into account the transactions set forth in Item 4 above: (i) as of April 21, 2003 Robert Ellin beneficially owned less than 5.0% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-QSB, as filed with the Securities and Exchange Commission on January 21, 2003; (ii) as of April 17, 2003 the Plan beneficially owned less than 5.0% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-QSB, as filed with the Securities and Exchange Commission on January 21, 2003; and (iii) as of March 12, 2002 Nancy Ellin beneficially owned less than 5.0% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-QSB, as filed with the Securities and Exchange Commission on January 25, 2002. Neither the Trust nor Atlantis have ever beneficially owned more than 5.0% of the number of shares of Common Stock stated to be outstanding by the Company.

         After taking into account the transactions set forth in Item 4 above
(i) as a group, the Reporting Persons are deemed to beneficially own an aggregate of 258,550 shares of Common Stock, representing approximately 4.16% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-QSB, as filed with the Securities and Exchange Commission on July 21, 2004;(ii) as of July 22, 2002, as a group, the Reporting Persons beneficially owned less than 10.0% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-QSB, as filed with the Securities and Exchange Commission on May 6, 2002; and
(iii) as of November 14, 2003, as a group, the Reporting Persons beneficially owned less than 5.0% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-KSB, as filed with the Securities and Exchange Commission on November 14, 2003.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2004

                                            /s/ Robert S. Ellin
                                            --------------------------------
                                            Robert S. Ellin

                                            ROBERT ELLIN FAMILY 1997 TRUST

                                            By: /s/ Marvin Ellin, Trustee
                                            --------------------------------
                                            Marvin Ellin, Trustee

                                            ATLANTIS EQUITIES, INC.

                                            By: /s/ Nancy J. Ellin
                                            --------------------------------
                                            Nancy J. Ellin, President

                                            ROBERT ELLIN PROFIT SHARING PLAN

                                            By: /s/ Robert S. Ellin, Trustee
                                            --------------------------------
                                            Robert S. Ellin, Trustee

                                            /s/ Nancy J. Ellin
                                            --------------------------------
                                            Nancy J. Ellin


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).